EXHIBIT 99.1

GOLD STANDARD ANNOUNCES GRANT OF OPTIONS

August 1, 2017 – Vancouver, B.C. – Gold Standard Ventures Corp. (TSXV: GSV; NYSE MKT:GSV) (“Gold Standard” or the “Company”) announced that it has granted a total of 2,540,140 incentive stock options today at yesterday’s closing price to certain officers, directors, employees and consultants of the company pursuant to the company's stock option plan. With respect to 1,930,540 of such 2,540,140 options, they are exercisable for a period of 5 years, and one third of these options  vest immediately, one third of these stock options will vest on January 2, 2018, and the final third of these stock options will vest on January 2, 2019. With respect to 84,600 of such 2,540,140 options, these options are exercisable for a period of 1 year from the date of grant and they vest immediately.

The stock options are subject to the terms of the Company’s stock option plan and regulatory approval.

ABOUT GOLD STANDARD VENTURES – Gold Standard is an advanced stage gold exploration company focused on district scale discoveries on its 208 square km. Railroad-Pinion Gold Project, located within the prolific Carlin Trend. The Company has successfully consolidated the southern end of the Carlin Trend by patiently assembling a 208 sq. km. (80 sq. mi.) land position containing four gold deposits, two of them discovered by Gold Standard.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the NYSE MKT accepts responsibility for the adequacy or accuracy of this news release.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:
Jonathan Awde
President
Tel: 604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com